

April 23, 2012

Via Facsimile
Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re:** **Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for Fiscal Year Ended September 24, 2011**
> **Filed November 14, 2011**
> **File No. 1-12340**

Dear Ms. Rathke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

For 10-K for the fiscal year ended September 24, 2011

Business, page 1

1. Disclosure elsewhere in your filing suggests that you have customers to whom sales exceeded 10 percent or more of your consolidated revenues. In view of this, explain to us how you considered the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Intellectual Property, page 9

2. Disclosure under this section indicates that you "own patents that cover significant aspects" of your products and that "certain patents" of yours will expire in the near future. Tell us whether any of the patents that will expire in the near future are those that "cover significant aspects" of your products. Additionally, tell us whether it is

reasonably possible that the patent expirations will have a material impact on your financial position, results of operations or liquidity in future periods. If so, explain to us how you considered discussing the impact of the patent expirations in your MD&A. See Item 303(a) of Regulation S-K, related Instruction 3, and section III.B.3 of Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 4- Segment Reporting, page F-24

3.      We note the disclosure indicating that SCBU, KBU and CBU represent your operating and reportable segments. Please provide us with a detailed analysis supporting your conclusion that these represent your operating segments under FASB ASC paragraphs 280-10-50-1 through 280-10-50-9. As part of your response:

- Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

- Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended September 24, 2011;

- Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

- Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

4.      Explain to us how you have considered the product-based disclosure requirements of FASB ASC paragraph 280-10-50-40.

Note 7- Goodwill and Intangible Assets, page F-28

5.      We note your disclosure regarding the reporting unit levels at which you evaluated goodwill for impairment. To help us understand your accounting in this area, please explain to us how you have identified these reporting units. As part of your response, explain your basis for concluding that the SCBU and KBU operating segments represent reporting units, including how you considered the guidance in FASB ASC paragraph 350-20-35-35.

Separately, if you have aggregated components of the CBU operating segment to form the CBU reporting units, as prescribed by ASC 350-20-35-35, identify for us the components and briefly explain how you have determined that they have similar economic characteristics.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant